UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

        UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 3)*

                        ProMedCo Management Company
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                              (Name of Issuer)

                 Common Stock (Par Value $ 0.01 Per Share)
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                       (Title of Class of Securities)

                                74342L 10 5
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                               (CUSIP Number)


        Robert C. Schwenkel, Esq.             David J. Greenwald, Esq.
Fried, Frank, Harris, Shriver & Jacobson        Goldman, Sachs & Co.
          One New York Plaza                      85 Broad Street
          New York, NY 10004                     New York, NY 10004
           (212) 859-8000                          (212) 902-1000

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         (Name, Address and Telephone Number of Persons Authorized
                   to Receive Notices and Communications)

                               July 13, 2000
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GOLDMAN, SACHS & CO.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [X]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       16,469,240

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    16,469,240

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    16,469,240

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    44.0%. (40.0% of outstanding shares of Common Stock assuming all outstanding shares of Series A Convertible Preferred Stock and Series B Convertible PReferred Stock are converted into shares of Common Stock.)

14  TYPE OF REPORTING PERSON

    BD-PN-IA

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    THE GOLDMAN SACHS GROUP, INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       16,469,240

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    16,469,240

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    16,469,240

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    44.0%. (40.0% of outstanding shares of Common Stock assuming all outstanding shares of Series A Convertible Preferred Stock and Series B Convertible PReferred Stock are converted into shares of Common Stock.)



14  TYPE OF REPORTING PERSON

    HC-CO

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GS CAPITAL PARTNERS III, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       12,237,360

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    12,237,360

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    12,237,360

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    36.8% (29.8% of outstanding shares of Common Stock assuming all outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock are converted into shares of Common Stock.)

14  TYPE OF REPORTING PERSON

    PN

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GS ADVISORS III, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       15,601,560

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    15,601,560

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    15,601,560

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    42.6% (37.9% of outstanding shares of Common Stock assuming all outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock are converted into shares of Common Stock.)

14  TYPE OF REPORTING PERSON

    OO

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GS CAPITAL PARTNERS III OFFSHORE, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CAYMAN ISLANDS

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       3,364,200

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    3,364,200

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,364,200

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.8% (8.2% of outstanding shares of Common Stock assuming all outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock are converted into shares of Common Stock.)

14  TYPE OF REPORTING PERSON

    PN

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GS CAPITAL PARTNERS III GERMANY CIVIL LAW PARTNERSHIP

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    GERMANY

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       564,965

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    564,965

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    564,965

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.6% (1.4% of outstanding shares of Common Stock assuming all outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock are converted into shares of Common Stock.)

14  TYPE OF REPORTING PERSON

    PN

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GOLDMAN, SACHS & CO. oHG

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    GERMANY

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       564,965

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    564,965

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    564,965

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.6% (1.4% of outstanding shares of Common Stock assuming all outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock are converted into shares of Common Stock.)

14  TYPE OF REPORTING PERSON

    PN

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    STONE STREET FUND 2000, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       299,380

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    564,965

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    564,965

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.4% (0.7% of outstanding shares of Common Stock assuming all outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock are converted into shares of Common Stock.)

14  TYPE OF REPORTING PERSON

    PN

                                SCHEDULE 13D

CUSIP No. 74342L 10 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    STONE STREET 2000, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       299,380

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    299,380

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    299,380

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.4% (0.7% of outstanding shares of Common Stock assuming all outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock are converted into shares of Common Stock.)

14  TYPE OF REPORTING PERSON

    OO

          This Amendment No. 3 ("Amendment") is being filed by GS Capital Partners III, L.P. ("GS Capital III"), GS Capital Partners III Offshore, L.P. ("GS Offshore"), GS Capital Partners III Germany Civil Law Partnership ("GS Germany"), Stone Street Fund 2000, L.P. (together with its predecessor, Stone Street Fund 2000, L.L.C., "Stone 2000"), GS Advisors III, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Stone Street 2000, L.L.C ("Stone L.L.C."), Goldman, Sachs & Co. ("Goldman Sachs"), and The Goldman Sachs Group, Inc. ("GS Group" and, together with GS Capital III, GS Offshore, GS Germany, Stone 2000, GS Advisors, GS oHG, Stone L.L.C. and Goldman Sachs, the "Filing Persons"). This Amendment amends and supplements the Schedule 13D filed on behalf of the Filing Persons with the Securities and Exchange Commission (the "Commission") on January 24, 2000, as amended by Amendment No. 1 filed on May 9, 2000 and Amendment No. 2 filed on June 12, 2000, (collectively, the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Common Stock") of ProMedCo Management Company, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein will have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          Each of GS Capital III and Stone 2000, Delaware limited partnerships, GS Offshore, a Cayman Islands exempted limited partnership, and GS Germany, a German civil law partnership, was formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. GS Advisors, a Delaware limited liability company, is the sole general partner of GS Capital III and GS Offshore. GS oHG is the sole managing partner of GS Germany. Stone L.L.C., a Delaware limited liability company, is the sole general partner of Stone 2000. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. Goldman Sachs also serves as the manager for GS Advisors and Stone 2000 and the investment manager for GS Capital III, GS Offshore and GS Germany. Goldman Sachs is wholly owned, directly and indirectly, by GS Group. GS Group is a Delaware corporation and holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. The principal business address of each Filing Person (other than GS Offshore, GS Germany and GS oHG) is 85 Broad Street, New York, NY 10004. The principal business address for GS Offshore is c/o Maples and Calder, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address for each of GS Germany and GS oHG is MesseTurm, 60308 Frankfurt am Main, Germany.

          The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in
Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GS Advisors are set forth in
Schedule II-A-i hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Principal Investment Area Investment Committee of Goldman Sachs, which is responsible for making all investment and management decisions for GS Advisors on behalf of Goldman Sachs, are set forth in Schedule II-A-ii hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH, which is the sole managing general partner of GS oHG, are set forth in Schedule II-B hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of Stone L.L.C. are set forth in Schedule II-C-i hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Stone Street Investment Committee of Goldman Sachs, which is responsible for making all investment and management decisions for Stone L.L.C. on behalf of Goldman Sachs, are set forth on Schedule II-C-ii and are incorporated herein by reference.

          During the last five years, none of the Filing Persons, nor, to the knowledge of each of the Filing Persons, any of the person listed on Schedules I, II-A-i, II-A-ii, II-B, II-C-i and II-C-ii hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          Pursuant to the Stock Purchase Agreement, dated as of July 13, 2000, by and among MTS Investors E, L.P., a Delaware limited partnership, ("MTS") and the Purchasers (the "Stock Purchase Agreement"), the full text of which is filed as Exhibit 1 hereto and incorporated herein by this reference, MTS purchased (i) 57,429, 15,788, 2,651 and 1,405 shares of Series A Preferred Stock (77,273 shares of the Series A Preferred Stock in the aggregate) from GS Capital III, GS Offshore, GS Germany and Stone 2000, respectively, for $7,495,481 (or $97.00 per Series A Share) and (ii) 16,891, 4,643, 780 and 413 shares of Series B Preferred Stock (22,727 shares of the Series B Preferred Stock in the aggregate) from GS Capital III, GS Offshore, GS Germany and Stone 2000, respectively, for $2,204,519 (or $97.00 per Series B Share) (the "Evercore Transfer"). In connection with the Evercore Transfer, the Company and the Purchasers entered into the Second Amendment to the Securities Purchase Agreement, dated as of July 13, 2000, (the "Second Amendment"), which Second Amendment was agreed to and accepted by MTS and the full text of which is filed as Exhibit 2 hereto and incorporated herein by this reference. Pursuant to the Second Amendment, MTS will be an "Investor" under the Securities Purchase Agreement for all purposes and as such will be entitled to all of the rights and subject to all of the obligations of an "Investor."

Board Representation
--------------------

          For so long as the Purchasers (excluding MTS and its affiliates) and their affiliates collectively beneficially own not less than (i) 85% of the number of shares of Common Stock beneficially owned by the Purchasers as of the Second Closing (the "Second Closing Ownership Amount") (as such ownership may be adjusted for stock splits, reverse stock splits, dividends paid in Common Stock, reclassifications of the Common Stock, and other similar events), GS Capital III will have the right to designate, at all times and from time to time, three directors of the Company; (ii) 33 1/3% of the Second Closing Ownership Amount (as such ownership may be adjusted for stock splits, reverse stock splits, dividends paid in Common Stock, reclassifications of the Common Stock, and other similar events), GS Capital III will have the right to designate, at all times and from time to time, two directors of the Company; and (iii) 10% of the Second Closing
Ownership Amount (as such ownership may be adjusted for stock splits, reverse stock splits, dividends paid in Common Stock, reclassifications of the Common Stock, and other similar events), GS Capital III will have the right to designate, at all times and from time to time, one director of the Company (collectively, the "GS Preferred Designees").

          In addition, for so long as MTS and its affiliates collectively beneficially own not less than 10% of the Second Closing Ownership Amount (as such ownership may be adjusted for stock splits, reverse stock splits, dividends paid in Common Stock, reclassifications of the Common Stock, and other similar events), MTS will have the right to designate, at all times and from time to time, one director of the Company (the "MTS Designee", and together with the GS Preferred Designees, the "Preferred Designees").

          On June 30, 2000, Mark Tricolli resigned from his position at Goldman Sachs. In connection with his resignation from Goldman Sachs, Mr. Tricolli also resigned as a director of the Company.

Registration Rights
-------------------

          In connection with the Evercore Transfer, the Company, the Purchasers and MTS entered into an Amended and Restated Registration Rights Agreement, dated as of July 13, 2000, (the "Amended and Restated Registration Rights Agreement") the full text of which is filed as Exhibit 3 hereto and incorporated herein by this reference. The Amended and Restated Registration Rights Agreement has substantially identical terms as the Registration Rights Agreement, except that each of GS Capital III and MTS will have the right to require the Company to file a registration statement under the Securities Act covering all or any part of their respective Registrable Securities (as defined in the Amended and Restated Registration Rights Agreement), by delivering a written request therefor to the Company specifying the number of registrable securities to be included in such registration by such holder and the intended method of distribution thereof (a "Demand Registration"). Pursuant to the Amended and Restated Registration Rights Agreement, GS Capital III has the right to require two Demand Registrations and MTS has the right to require one Demand Registration.

Other Plans and Proposals
-------------------------

          Except as described above or otherwise described in this Amendment, the Filing Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

          Each of the Filing Persons expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Filing Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of Filing Persons (and their respective affiliates) may purchase additional shares of Common Stock or Preferred Stock or other securities of the Company or may sell or transfer shares of Common Stock or Preferred Stock (or any of the shares of Common Stock into which such Preferred Stock is converted or any convertible notes, for which such Preferred Stock is exchanged) beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock, Preferred Stock or other securities and/or may cause any of the Purchasers to distribute in kind to their respective partners or members, as the case may be, shares of Common Stock or Preferred Stock or other securities owned by such Purchasers. Any such transactions may be effected at any time or from time to time subject to (i) the restrictions contained in the Amended Securities Purchase Agreement and (ii) any applicable limitations imposed on the sale of any of their Company securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") or other applicable law. To the knowledge of each Filing Person, each of the persons listed on Schedules I, II-A-i, II-A-ii, II-B, II-C-i or II-C-ii hereto may make similar evaluations from time to time or on an ongoing basis.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

          (a) Based on information provided to the Filing Persons by the Company, there were 21,001,813 shares of Common Stock outstanding as of June 12, 2000.

          As of July 13, 2000, GS Capital III beneficially owned 12,237,360 shares of Common Stock through its ownership of 258,429 shares of Series A Preferred Stock and 76,008 shares of Series B Preferred Stock, representing approximately 36.8% of the outstanding shares of Common Stock, assuming that all of GS Capital III's shares of Series A Preferred Stock and Series B Preferred Stock were converted into shares of Common Stock but no other shares of Series A Preferred Stock or Series B Preferred Stock were converted into shares of Common Stock. Assuming all outstanding shares of Series A Preferred Stock and Series B Preferred Stock were converted into shares of Common Stock, GS Capital III would have beneficially owned as of July 13, 2000 approximately 29.8% of the outstanding shares of Common Stock.

          As of July 13, 2000, GS Offshore beneficially owned 3,364,200 shares of Common Stock through its ownership of 71,045 shares of Series A Preferred Stock and 20,896 shares of Series B Preferred Stock, representing approximately 13.8% of the outstanding shares of Common Stock assuming that all of GS Offshore's shares of Series A Preferred Stock and Series B
Preferred Stock were converted into shares of Common Stock and no other shares of Series A Preferred Stock and Series B Preferred Stock were converted into shares of Common Stock. Assuming all outstanding shares of Series A Preferred Stock and Series B Preferred Stock were converted into shares of Common Stock, GS Offshore would have beneficially owned as of July 13, 2000 approximately 8.2% of the outstanding shares of Common Stock.

          As  of  July  13,  2000,  GS  Advisors  may  be  deemed  to  have beneficially  owned an  aggregate  of  15,601,560  shares of  Common  Stock beneficially owned by GS Capital III and GS Offshore through their ownership of shares of Series A Preferred Stock and Series B Preferred Stock, as described above, representing approximately 42.6% of the outstanding shares of Common Stock assuming that all of GS Capital III's and GS Offshore's shares of Series A Preferred Stock and Series B Preferred Stock were converted into shares of Common Stock and no other shares of Series A Preferred Stock and Series B Preferred Stock were converted into shares of Common Stock. Assuming all outstanding shares of Series A Preferred Stock and Series B Preferred Stock were converted into shares of Common Stock, GS Advisors would have beneficially owned as of July 13, 2000 approximately 37.9% of the outstanding shares of Common Stock.

          As of July 13, 2000, GS Germany beneficially owned and its managing partner, GS oHG may be deemed to have beneficially owned, 564,965 shares of Common Stock through GS Germany's ownership of 11,931 shares of Series A Preferred Stock and 3,509 shares of Series B Preferred Stock, representing approximately 2.6% of the outstanding shares of Common Stock, assuming that all of GS Germany's shares of Series A Preferred Stock and Series B Preferred Stock were converted into shares of Common Stock and no other shares of Series A Preferred Stock and Series B Preferred Stock were converted into shares of Common Stock. Assuming all outstanding shares of Series A Preferred Stock and Series B Preferred Stock were converted into shares of Common Stock, GS Germany would have beneficially owned as of July 13, 2000 approximately 1.4% of the outstanding shares of Common Stock.

          As of July 13, 2000, Stone 2000 beneficially owned, and its general partner, Stone L.L.C., may be deemed to have beneficially owned an aggregate of 299,380 shares of Common Stock through Stone 2000's ownership of 6,322 shares of Series A Preferred Stock and 1,860 shares of Series B Preferred Stock, representing approximately 1.4% of the outstanding shares of Common Stock, assuming that all of Stone 2000's shares of Series A Preferred Stock and Series B Preferred Stock were converted into shares of Common Stock and no other shares of Series A Preferred Stock and Series B Preferred Stock were converted into shares of Common Stock. Assuming all outstanding shares of Series A Preferred Stock and Series B Preferred Stock were converted into shares of Common Stock, Stone 2000 would have beneficially owned as of July 13, 2000 approximately 0.7% of the outstanding shares of Common Stock.

          As of July 13, 2000, Goldman Sachs and GS Group may be deemed to have beneficially owned the 16,469,240 shares of Common Stock beneficially owned by the Purchasers through their ownership of shares of Series A Preferred Stock and Series B Preferred Stock. In addition, Goldman Sachs and GS Group may be deemed to have beneficially owned as of July 13, 2000 the 3,335 shares of Common Stock held in the Managed Accounts. Based on such holdings, Goldman Sachs and GS Group may be deemed to have beneficially owned as of July 13, 2000 (i) approximately 44.0% of the outstanding shares of Common Stock assuming that all of the shares of Series A Preferred Stock and Series B Preferred Stock owned by the Purchasers were converted into shares of Common Stock and no other shares of Series A Preferred Stock and Series B Preferred Stock were converted into shares of Common Stock, and (ii) approximately 40.0% of the outstanding shares of Common Stock assuming that all shares of Series A Preferred Stock and Series B Preferred Stock were converted into shares of Common Stock.

          Goldman Sachs and GS Group disclaim beneficial ownership of (i) the shares of Common Stock beneficially owned by the Purchasers to the extent that partnership interests in Purchasers are held by persons other than Goldman Sachs or its affiliates and (ii) the shares of Common Stock held in Managed Accounts.

          None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on Schedules I, II-A-i, II-A-ii, II-B, II-C-i or II-C-ii hereto beneficially owns any shares of Common Stock other than as set forth herein.

          (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated above.

          (c) Except as described in this Schedule 13D, no transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B, II-C-i or II-C-ii hereto, during the past sixty days.

          (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          --------------------------------------------------------

          The responses set forth in Item 4 of this Schedule 13D are incorporated herein by this reference in their entirety.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

Exhibit 1 Stock Purchase Agreement, dated as of July 13, 2000, by and among MTS and the Purchasers
Exhibit 2 Second Amendment to the Securities Purchase Agreement, dated as of July 13, 2000, by and among the Company and the Purchasers
Exhibit 3 Amended and Restated Registration Rights Agreement, dated as of July 13, 2000, by and among the Company, the Purchasers and MTS

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2000

                                       GOLDMAN, SACHS & CO.


                                       By:  /s/ Roger S. Begelman
                                            ------------------------------
                                            Name:    Roger S. Begelman
                                            Title:   Attorney-in-fact


                                       THE GOLDMAN SACHS GROUP, INC.


                                       By:  /s/ Roger S. Begelman
                                            ------------------------------
                                            Name:    Roger S. Begelman
                                            Title:   Attorney-in-fact


                                       GS ADVISORS III, L.L.C.


                                       By:  /s/ Roger S. Begelman
                                            ------------------------------
                                            Name:    Roger S. Begelman
                                            Title:   Attorney-in-fact


                                       GS CAPITAL PARTNERS III, L.P.


                                       By:  /s/ Roger S. Begelman
                                            ------------------------------
                                            Name:    Roger S. Begelman
                                            Title:   Attorney-in-fact


                                       GS CAPITAL PARTNERS III OFFSHORE, L.P.


                                       By:  /s/ Roger S. Begelman
                                            ------------------------------
                                            Name:    Roger S. Begelman
                                            Title:   Attorney-in-fact


                                       GS CAPITAL PARTNERS III GERMANY
                                         CIVIL LAW PARTNERSHIP (with
                                         limitation of liability)


                                       By:  /s/ Roger S. Begelman
                                            ------------------------------
                                            Name:    Roger S. Begelman
                                            Title:   Attorney-in-fact


                                       GOLDMAN, SACHS & CO. oHG


                                       By:  /s/ Roger S. Begelman
                                            ------------------------------
                                            Name:    Roger S. Begelman
                                            Title:   Attorney-in-fact


                                       STONE STREET FUND 2000, L.P.


                                       By:  /s/ Roger S. Begelman
                                            ------------------------------
                                            Name:    Roger S. Begelman
                                            Title:   Attorney-in-fact


                                       STONE STREET 2000, L.L.C.


                                       By:  /s/ Roger S. Begelman
                                            ------------------------------
                                            Name:    Roger S. Begelman
                                            Title:   Attorney-in-fact

                                  EXHIBITS

Exhibit 1 Stock Purchase Agreement, dated as of July 13, 2000, by and among MTS and the Purchasers
Exhibit 2 Second Amendment to the Securities Purchase Agreement, dated as of July 13, 2000, by and among the Company and the Purchasers
Exhibit 3 Amended and Restated Registration Rights Agreement, dated as of July 13, 2000, by and among the Company, the Purchasers and MTS

                              SCHEDULE II-C-i
                              ---------------


     The name, position and present principal occupation of each executive officer of Stone Street 2000, L.L.C., the sole general partner of Stone
Street Fund 2000, L.P., are set forth below.

     The business address for each of the executive officers listed below is 85 Broad Street, New York, New York 10004.

     All executive officers listed below except Sanjeev K. Mehra are United
States citizens. Sanjeev K. Mehra is a citizen of India.


Name                        Position                    Present Principal Occupation
------------------------------------------------------------------------------------

Richard A. Friedman         Vice President              Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole          Vice President              Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman         Vice President              Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra            Vice President/Treasurer    Managing Director of Goldman, Sachs & Co.

Peter G. Sachs              Vice President              Senior Director of The Goldman Sachs Group, Inc.

Peter M. Sacerdote          President                   Advisory Director of Goldman, Sachs & Co.

David J. Greenwald          Vice President              Managing Director of Goldman, Sachs & Co.

Esta E. Stecher             Vice President              Managing Director of Goldman, Sachs & Co.

James B. McHugh             Assistant Secretary         Vice President of Goldman, Sachs & Co.

Patrick P. Mulvihill        Assistant Treasurer         Managing Director of Goldman, Sachs & Co.

Sarah Smith                 Assistant Treasurer         Managing Director of Goldman, Sachs & Co.

Katherine B. Enquist        Vice President/Secretary    Vice President of Goldman, Sachs & Co.

Richard J. Stingi           Vice President              Vice President of Goldman, Sachs & Co.

John E. Bowman              Vice President              Vice President of Goldman, Sachs & Co.

Katherine L. Nissenbaum     Vice President              Vice President of Goldman, Sachs & Co.